
May 13, 2020

John P. Love
Chief Executive Officer
United States Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

> **Re: United States Oil Fund, LP**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed May 11, 2020**
> **File No. 333-237750**

Dear Mr. Love:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 7, 2020 letter.

Amendment No. 3 to Registration Statement on Form S-3

Prospectus Summary
USO's Investment Objective and Strategy, page 1

1. We note your response to comment 2 and your revised disclosure. Please revise the first sentence of the first paragraph to clarify that this is your long-term strategy and, as discussed, below, you are not currently following it. Please revise similar disclosure throughout the prospectus for consistency.

2. We note your response to comment 2 and your statement to us "that the investment objective of the Company remains the same: to track the performance of the Benchmark Oil Futures Contract." We further note that during April and May 2020 you have invested

in Oil Futures Contracts other than the Benchmark Oil Futures Contract, and that currently you continue to be invested in Oil Futures Contracts other than the Benchmark Oil Futures Contract. As your stated intention is to return to investing in the Benchmark Oil Futures Contract, please disclose the circumstances under which you believe you would be able to do so. Please provide sufficient detail to permit an investor to understand what it would take for you to return to your stated investment objective. In doing so, at a minimum, please address the following:

- How long you believe it could take to make the transition from your current investment mix back to your historical investment levels in the Benchmark Oil Futures Contract.
- What regulatory, governance and administrative hurdles would you need to overcome in order to effect such a transition.
- What material risks would you face in effecting such a transition.

3. We note your response to comment 2 and your revised disclosure in third paragraph "that USO has not been able to meet its investment objective as favorably as it has in the past." Please expand this disclosure by clarifying what you mean by "not . . . as favorably as it has in the past." In doing so, please quantify the disparity by comparing your historical tracking error and your recent tracking error since April 17, 2020.

What Is the "Benchmark Oil Futures Contract"?, page 2

4. Please revise the third paragraph to indicate whether recent daily changes in the price of USO's shares on the NYSE Arca on a percentage basis have closely tracked the daily changes in the spot price of a barrel of light, sweet crude oil on a percentage basis, less USO's expenses.

Recent Development Impacting the Ability of USO to Achieve Its Investment Objective, page 3

5. Please revise the first paragraph to indicate that the circumstances you describe as hypothetical actually have occurred.

6. Please describe the specific constraints placed on you by your FCM and how those constraints impact your ability to invest in the Benchmark Oil Futures Contract, the ICE WTI Contract or any other oil futures contracts. Please also file your agreement with your FCM as an exhibit to the registration statement or tell us why you believe this is not required.

Risk Factors Involved with an Investment in USO, page 9

7. We note your response to the third bullet point in comment 6. Please add a new risk factor that addresses the possibility that your shares could fail to meet the NYSE Arca's listing standards for price per share and the consequences thereof (e.g., delisting). Describe here the recent decrease in the value of your shares, including a discussion of your decision to effect a one-for-eight reverse stock split in order to increase the price per

share.

Correlation Risk

An investment in USO is not a proxy for investing in the oil markets, page 13

8. We note your response to the first bullet point in comment 6 and your revised disclosure. Please further expand your revised risk factor to specifically address the risks to investors with using the fund as a proxy for investing in oil. In doing so, please address particularly the risks to non-professional investors who are not experienced in investing in oil futures and may not have ready access to the types of information that professional investors may have.

Prior Performance of USO, page 40

9. We note your response to comment 8. Please add disclosure immediately after the last table on page 40 to disclose that, at the market close on April 21, 2020, the price of your shares was 36% higher than your reported end of the day per share NAV.

    Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance